

Mail Stop 3233

June 24, 2016

<u>Via E-mail</u>
Ms. Mona M. Gisler
Chief Financial Officer
Douglas Emmett, Inc.
808 Wilshire Boulevard, Suite 200
Santa Monica, CA 90401

   Re: **Douglas Emmett, Inc.**
      Form 10-K for the fiscal year ended December 31, 2015
      Filed February 19, 2016
      File No. 1-33106

Dear Ms. Gisler:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the companies or the filings and the companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Jennifer Monick

            Jennifer Monick
            Assistant Chief Accountant
            Office of Real Estate & -
             Commodities